UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------
                                  SCHEDULE 13D
                            -------------------------

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                           (Amendment No. __________)


                                 Syntellect Inc.
                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    87161L105
                                 (CUSIP NUMBER)

                               Mr. Parker Quillen
                                  Quilcap Corp.
                          375 Park Avenue - Suite 1404
                               New York, NY 10152
                                 (212) 521-5021
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                         50 Charles Lindbergh Boulevard
                            Uniondale, New York 11553
                                 (516) 222-0888

                                  May 12, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP NO. 87161L105                   13D                   Page 2 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY):   Little Wing, L.P., 13-3778596
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES              7.       SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON      8.       SHARED VOTING POWER: 267,875
         WITH
                                       9.       SOLE DISPOSITIVE POWER:

                                       10.      SHARED DISPOSITIVE POWER:
                                                267,875
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 267,875
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.0%
14.      TYPE OF REPORTING PERSON:  PN

CUSIP NO. 87161L105                   13D                    Page 3 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY):   Quilcap Corp., 13-3780878
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES              7.      SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON      8.      SHARED VOTING POWER: 330,045
         WITH
                                       9.      SOLE DISPOSITIVE POWER:

                                       10.     SHARED DISPOSITIVE POWER:
                                               330,045
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 330,045
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%
14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 87161L105                   13D                    Page 4 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY):  Tradewinds Fund Ltd.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
         NUMBER OF SHARES              7.     SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING             8.     SHARED VOTING POWER: 324,510
         PERSON WITH
                                       9.     SOLE DISPOSITIVE POWER:

                                       10.    SHARED DISPOSITIVE POWER: 324,510
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 324,510
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%
14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 87161L105                   13D                    Page 5 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY): Little Wing Too, L.P., 06-1520333
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES             7.      SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING            8.      SHARED VOTING POWER: 62,170
         PERSON WITH
                                      9.      SOLE DISPOSITIVE POWER:

                                      10.     SHARED DISPOSITIVE POWER: 62,170
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 62,170
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%
14.      TYPE OF REPORTING PERSON: PN

CUSIP NO. 87161L105                   13D                    Page 6 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY): Quilcap International Corp., 13-3868725
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  |X|
                                                                        (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES            7.       SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING           8.       SHARED VOTING POWER: 324,510
         PERSON WITH
                                     9.       SOLE DISPOSITIVE POWER:

                                     10.      SHARED DISPOSITIVE POWER: 324,510
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 324,510
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%
14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 87161L105                   13D                    Page 7 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OR SOCIAL
         SECURITY OF ABOVE PERSON (ENTITIES ONLY): Parker Quillen
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States
         NUMBER OF SHARES               7.    SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING              8.    SHARED VOTING POWER: 654,555
         PERSON WITH
                                        9.    SOLE DISPOSITIVE POWER:

                                        10.   SHARED DISPOSITIVE POWER: 654,555
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 654,555
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9%
14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 87161L105                   13D                    Page 8 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OR SOCIAL
         SECURITY OF ABOVE PERSON (ENTITIES ONLY): John Moore
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a)  |X|
                                                                       (b)  |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: PF
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States
         NUMBER OF SHARES             7.      SOLE VOTING POWER: 65,000
         BENEFICIALLY OWNED
         BY EACH REPORTING            8.      SHARED VOTING POWER: 266,460
         PERSON WITH
                                      9.      SOLE DISPOSITIVE POWER: 65,000

                                      10.     SHARED DISPOSITIVE POWER: 266,460
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 331,460
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 87161L105                   13D                   Page 9 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OR SOCIAL
         SECURITY OF ABOVE PERSON (ENTITIES ONLY): T.P.B. Investment Limited Partnership, ###-##-####
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) |X|
                                                                        (b) |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
         NUMBER OF SHARES               7.     SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING              8.     SHARED VOTING POWER: 118,200
         PERSON WITH
                                        9.     SOLE DISPOSITIVE POWER:

                                        10.    SHARED DISPOSITIVE POWER: 118,200
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 118,200
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14.      TYPE OF REPORTING PERSON: PN

CUSIP NO. 87161L105                   13D                   Page 10 of 20 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OR SOCIAL
         SECURITY OF ABOVE PERSON (ENTITIES ONLY): Todd Belfer
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) |X|
                                                                        (b) |_|
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States
         NUMBER OF SHARES              7.     SOLE VOTING POWER:
         BENEFICIALLY OWNED
         BY EACH REPORTING             8.     SHARED VOTING POWER: 118,200
         PERSON WITH
                                       9.     SOLE DISPOSITIVE POWER:

                                       10.    SHARED DISPOSITIVE POWER: 118,200
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 118,200
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  |_|
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 87161L105                   13D                   Page 11 of 20 Pages


ITEM 1  SECURITY AND ISSUER.

   The class of equity securities to which this statement ("Statement") relates is the common stock, par value $.01 per share (the "Shares") of Syntellect Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1000 Holcomb Woods Parkway, Suite 410A, Roswell, Georgia 30076.



ITEM 2  IDENTITY AND BACKGROUND

    This Statement is filed by the certain shareholders listed below (the "Shareholders") of the Company who as of May 12, 1999 have agreed to act in concert with respect to the Company and the Shares held by them. As of May 12, 1999, the Shareholders, in the aggregate, beneficially owned 1,104,215 Shares representing, as of such date, approximately 8.2% of the total number of outstanding Shares. The Shareholders include Little Wing, L.P. ("Little Wing"), Quilcap Corp. ("Quilcap Corp."), Tradewinds Fund Ltd. ("Tradewinds"), Little Wing Too, L.P. ("Little Wing Too"), Quilcap International Corp. ("Quilcap International"), Parker Quillen, John Moore, T.P.B. Investment Limited Partnership ("TPB"), and Todd Belfer.

    The persons making this filing are doing so because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), as a result of their having agreed to act in concert with respect to the Company and the Shares held by them. Except for the Joint Filing Agreement, the Shareholders have not entered into any written agreement with respect to the Company or the Shares held by them. Except as expressly stated herein, each of the Shareholders filing this Statement disclaims beneficial ownership of the Shares beneficially owned by any other Shareholder or any other person.

    The name, place of organization, principal business and business address of each Shareholder that is not a natural person are set forth in Appendix I attached hereto and incorporated herein by reference. The (a) name, (b) residence or business address, and (c) present principal occupation or employment of each Shareholder that is a natural person, and the name, principal business and address of any corporation or other organization in which such employment is carried on, are set forth in Appendix I attached hereto and incorporated herein by reference.

(d)-(e) During the past five years, none of the Shareholders has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected any of the Shareholders to a judgment, decree or final order

CUSIP NO. 87161L105                  13D                    Page 12 of 20 Pages


enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Shareholder that is a natural person is a United States citizen.

Information with respect to each of the Shareholders is given solely by the respective filing person, and no Shareholder has responsibility for the accuracy or completeness of information supplied by another Shareholder.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As to the 267,875 Shares owned by Little Wing, working capital of Little Wing in the amount of $766,122.50.

                  As to the 62,170 Shares owned by Little Wing Too, working capital of Little Wing Too in the amount of $136,152.30.

                  As to the 324,510 Shares owned by Tradewinds, working capital of Tradewinds in the amount of $765,843.60.

                  As to the 65,000 Shares individually owned by John Moore, personal funds of John Moore in the amount of $246,351.00.

                  As to the 266,460 Shares owned by certain customers of John Moore in accounts over which John Moore exercises discretionary authority, personal funds of such customers in the amount of $1,284,802.70.

                  As to the 118,200 Shares owned by TPB, working capital of TPB in the amount of $266,170.00.

                  As to the 118,200 Shares indirectly owned by Todd Belfer as the general partner of TPB, working capital of TPB in the amount of $266,170.00.

CUSIP NO. 87161L105                   13D                   Page 13 of 20 Pages


ITEM 4.  PURPOSE OF TRANSACTION

                  The Shareholders intend to propose that the Company:

                  (1) Restructure the Company's business and management structures so as to reduce costs and focus the business on the Company's core systems opportunities, by possibly:

                           a) Moving the corporate headquarters to Phoenix,
                              Arizona
                           b) Selling the Atlanta based SIS business
                           c) Eliminating unnecessary levels of management
                           d) Adding a director to fill the vacant board seat
                              who can effectively represent the concerned shareholders.

                  (2) Determine whether shareholder value can be maximized by continuing to operate the Company as a stand alone entity, by a sale of the Company or by some other means, including, but not limited to, additional strategic partnerships.

                  (3) Separate the offices of Chairman of the Board and Chief Executive Officer, create a by-law to reflect such separation and require that the Chairman of the Board cannot be an executive officer of the Company.

                  (4)      Eliminate the current share repurchase program.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of May 12, 1999, the Shareholders in the aggregate beneficially owned 1,104,215 Shares or approximately 8.2% of the approximately 13,478,863 Shares outstanding as of such date. Information with respect to the beneficial ownership of Shares by each of the Shareholders is set forth on Appendix II hereto which is attached hereto and incorporated herein by reference. On April 1, 1999, Eileen N. Baldwin and John Moore, trustees f/b/o Eileen B. Baldwin sold 1,000 Shares at a price equal to $1,406.20. Except as described in the previous sentence, there have been no other transactions in Shares by any Shareholder during the past sixty (60) days. The customers of John Moore over whose accounts John Moore exercises discretionary authority have the right to receive dividends from, and the proceeds from the sale of, the Shares listed as owned by such customers herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The discussion which appears in Item 4 hereof is incorporated into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint Filing Agreement.

CUSIP NO. 87161L105                     13D                 Page 14 of 20 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1999

LITTLE WING, L.P.                                          QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner


By: /s/Parker Quillen                                      By: /s/Parker Quillen
       Parker Quillen, President                                  Parker Quillen, President


TRADEWINDS FUND LTD.                                       QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.


By:/s/Parker Quillen                                       By:/s/Parker Quillen
       Parker Quillen, President                                  Parker Quillen, President


LITTLE WING TOO, L.P.
By:     Quilcap Corp.,
        General Partner

By:/s/Parker Quillen                                       /s/Parker Quillen
       Parker Quillen, President                            Parker Quillen



/s/John Moore
John Moore


                                                           T.P.B. INVESTMENT LIMITED
                                                                 PARTNERSHIP

                                                           By:/s/Todd Belfer
                                                           Todd Belfer, General Partner

                                                           /s/Todd Belfer
                                                           Todd Belfer

CUSIP NO. 87161L105                   13D                  Page 15 of 20 Pages
                                   Appendix I


The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Little Wing is a limited partnership organized under the laws of the State of Delaware. Little Wing holds and manages certain investments.

The address of Quilcap Corp. is 375 Park Avenue, Suite 1404, New York, New York 10152. Quilcap Corp. is a corporation organized under the laws of the State of Delaware. Quilcap Corp. holds and manages certain investments. Quilcap Corp. is the general partner of Little Wing and Little Wing Too.

The address of Tradewinds is c/o Quilcap International Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Tradewinds is a corporation organized under the laws of the British Virgin Islands. Tradewinds holds and manages certain investments.

The address of Quilcap International is 375 Park Avenue, Suite 1404, New York, New York 10152. Quilcap International is a corporation organized under the laws of the State of Delaware. Quilcap International holds and manages certain investments. Quilcap International is the general partner of Tradewinds.

The address of Little Wing Too is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Little Wing Too is a limited partnership organized under the laws of the State of Delaware. Little Wing Too holds and manages certain investments.

The address of Parker Quillen is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Mr. Quillen is a citizen of the United States. Mr. Quillen is an investment manager and President of Quilcap Corp. and Quilcap International.

John Moore's business address is 570 Lexington Avenue, New York, New York 10022. Mr. Moore is a citizen of the United States. Mr. Moore is an investment manager at Brean Murray Securities Corp. where his title is senior vice president.

TPB is a limited partnership organized under the laws of Arizona, with an address at 4456 East Valley Fiesta Drive, Paradise Valley, Arizona 85263. TPB holds and manages certain investments.

Todd Belfer's business address is 4456 East Valley Fiesta Drive, Paradise Valley, Arizona 85263. Mr. Belfer is a citizen of the United States. Mr. Belfer is a private investor and is the general partner of TPB.

CUSIP NO. 87161L105                    13D                  Page 16 of 20 Pages


                                   Appendix II

                                                    Number of Shares                    Percentage of Shares
         Shareholder                               Beneficially Owned                       Outstanding
------------------------------------------------------------------------------------------------------------------------------------
Little Wing, L.P.                                         267,875                                2.0%
Quilcap Corp.                                             330,045                                2.4%
Tradewinds Fund Ltd.                                      324,510                                2.4%
Little Wing Too, L.P.                                      62,170                                0.5%
Quilcap International Corp.                               324,510                                2.4%
Parker Quillen                                            654,555                                4.9%
John Moore                                                331,460                                2.5%
T.P.B. Investment Limited                                 118,200                                0.9%
Partnership
Todd Belfer                                               118,200                                0.9%


CUSIP NO. 87161L105                   13D                   Page 17 of 20 Pages

                                  Exhibit Index


Exhibit                                                          Page No.

Joint Filing Agreement                                               1

CUSIP NO. 87161L105                   13D                   Page 18 of 20 Pages

                                    EXHIBIT I

                           AGREEMENT FOR JOINT FILING

By this Agreement, the undersigned agree that the Statement on Schedule 13D being filed on or about this date, with respect to the ownership of shares of common stock of Syntellect Inc. and any subsequent amendment to such Schedule 13D filed by any of the undersigned, is being filed on behalf of each of us.

Dated: May 12, 1999

LITTLE WING, L.P.                                          QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By: /s/Parker Quillen                                      By: /s/Parker Quillen
       Parker Quillen, President                                  Parker Quillen, President

TRADEWINDS FUND LTD.                                       QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.

By:/s/Parker Quillen                                       By:/s/Parker Quillen
       Parker Quillen, President                                 Parker Quillen, President

LITTLE WING TOO, L.P.
By:     Quilcap Corp.,
        General Partner

By:/s/Parker Quillen                                       /s/Parker Quillen
      Parker Quillen, President                            Parker Quillen



/s/John Moore
John Moore

                                                           T.P.B. INVESTMENT LIMITED
                                                                 PARTNERSHIP

                                                           By:/s/Todd Belfer
                                                           Todd Belfer, General Partner

                                                           /s/Todd Belfer
                                                           Todd Belfer
